                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                       Partner Communications Company Ltd.
                                (Name of Issuer)

                  American Depositary Shares, each representing
              one Ordinary Share, par value New Israeli Shekel 0.01
                         (Title of Class of Securities)

                                    70211M109
                                 (CUSIP Number)

                                   Edith Shih
                            Hutchison Whampoa Limited
                           22nd Floor, Hutchison House
                                10 Harcourt Road
                                    Hong Kong
                                 (852-2128-1188)

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                       Michael W. Sturrock / Matt Richards
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                   UOB Plaza 2
                                Singapore 048624
                                 (65-6536-1161)

                                   ----------

                               September 30, 2003
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

                                  SCHEDULE 13D

CUSIP NO. 70211M109
          ---------
--------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      HUTCHISON WHAMPOA LIMITED - Not Applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group

      (a) [X]
      (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------
 4    Source of Funds

      WC
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Hong Kong
--------------------------------------------------------------------------------
   NUMBER OF          7     Sole Voting Power

     SHARES                 - 0 -
                     -----------------------------------------------------------
  BENEFICIALLY        8     Shared Voting Power

    OWNED BY                78,731,196
                     -----------------------------------------------------------
      EACH            9     Sole Dispositive Power

   REPORTING                - 0 -
                     -----------------------------------------------------------
     PERSON           10    Shared Dispositive Power

      WITH                  78,731,196
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      78,731,196
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      43.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 70211M109
          ---------
--------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      HUTCHISON TELECOMMUNICATIONS (AMSTERDAM) BV - Not Applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group

      (a) [X]
      (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------
 4    Source of Funds

      AF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Netherlands
--------------------------------------------------------------------------------
   NUMBER OF          7     Sole Voting Power

     SHARES                 - 0 -
                     -----------------------------------------------------------
  BENEFICIALLY        8     Shared Voting Power

    OWNED BY                16,110,012
                     -----------------------------------------------------------
      EACH            9     Sole Dispositive Power

   REPORTING                - 0 -
                     -----------------------------------------------------------
     PERSON           10    Shared Dispositive Power

      WITH                  16,110,012
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      16,110,012
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      8.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 70211M109
          ---------
--------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ADVENT INVESTMENTS PTE LTD - Not Applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group

      (a) [X]
      (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------
 4    Source of Funds

      AF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Singapore
--------------------------------------------------------------------------------
   NUMBER OF          7     Sole Voting Power

     SHARES                 - 0 -
                     -----------------------------------------------------------
  BENEFICIALLY        8     Shared Voting Power

    OWNED BY                62,621,183
                     -----------------------------------------------------------
      EACH            9     Sole Dispositive Power

   REPORTING                - 0 -
                     -----------------------------------------------------------
     PERSON           10    Shared Dispositive Power

      WITH                  62,621,183
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      62,621,183
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      34.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 70211M109
          ---------
--------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      COLONIAL NOMINEES LIMITED - Not Applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group

      (a) [X]
      (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------
 4    Source of Funds

      AF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Hong Kong
--------------------------------------------------------------------------------
   NUMBER OF          7     Sole Voting Power

     SHARES                 - 0 -
                     -----------------------------------------------------------
  BENEFICIALLY        8     Shared Voting Power

    OWNED BY                1
                     -----------------------------------------------------------
      EACH            9     Sole Dispositive Power

   REPORTING                - 0 -
                     -----------------------------------------------------------
     PERSON           10    Shared Dispositive Power

      WITH                  1
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      0.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 70211M109
          ---------
--------------------------------------------------------------------------------
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group

      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------
 4    Source of Funds

      AF
--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Hong Kong
--------------------------------------------------------------------------------
   NUMBER OF          7     Sole Voting Power

     SHARES                 - 0 -
                     -----------------------------------------------------------
  BENEFICIALLY        8     Shared Voting Power

    OWNED BY                Disclaimed (see 11 below)
                     -----------------------------------------------------------
      EACH            9     Sole Dispositive Power

   REPORTING                - 0 -
                     -----------------------------------------------------------
     PERSON           10    Shared Dispositive Power

      WITH                  Disclaimed (see 11 below)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications (Amsterdam) BV, Advent Investments Pte Ltd and Colonial Nominees Limited
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      43.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------

          The Statement on Schedule 13D dated May 3, 2002, filed jointly by Hutchison Whampoa Limited, a company incorporated in Hong Kong ("HWL"), Hutchison Telecommunications (Amsterdam) BV, a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of HWL ("HTA"), Advent Investments Pte Ltd, a company incorporated in Singapore and an indirect wholly-owned subsidiary of HWL ("Advent"), Colonial Nominees Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of HWL ("Colonial"), and Cheung Kong (Holdings) Limited, a company incorporated in Hong Kong and a 49.97% shareholder of HWL ("Cheung Kong"), is hereby amended and restated in its entirety (other than with respect to the exhibits thereto, which are incorporated by reference herein), pursuant to Rule 13d-2(e) of the Securities and Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

          This statement on Schedule 13D relates to Ordinary Shares, par value New Israeli Shekel 0.01 ("Ordinary Shares"), of Partner Communications Company Ltd., a company incorporated in Israel (the "Issuer"). The Issuer's principal executive office is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel.

Item 2. Identity and Background.

          This statement is filed by HWL, HTA, Advent, Colonial and Cheung Kong.

HWL

          The principal business of HWL is that of investment holding with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

          HWL indirectly owns 100% of the issued shares of HTA, Advent and Colonial. HWL's beneficial ownership reported herein is through its interests in HTA, Advent and Colonial.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

          During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTA

          The principal business of HTA is investment holding. The registered office address of HTA is Teleportboulevard 140, 1043EJ, Amsterdam, The Netherlands.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTA and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto, respectively, and are incorporated herein by reference.

          During the past five years, neither HTA nor, to the best knowledge of HTA, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Advent

          The principal business of Advent is investment holding. The principal business address of Advent is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Advent and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto, respectively, and are incorporated herein by reference.

          During the past five years, neither Advent nor, to the best knowledge of Advent, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Colonial

          The principal business of Colonial is investment holding. The registered office address of Colonial is 22nd Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Colonial and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule IV hereto, respectively, and are incorporated herein by reference.

          During the past five years, neither Colonial nor, to the best knowledge of Colonial, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong

          The principal business of Cheung Kong is investment holding and project management, real estate property development and investment, real estate agency and management, hotel operation, and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

          Cheung Kong owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the Ordinary Shares beneficially owned by HWL, HTA, Advent and Colonial. However, Cheung Kong disclaims beneficial ownership of the Ordinary Shares beneficially owned by HWL, HTA, Advent and Colonial, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule V hereto and are incorporated herein by reference.

          During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          On April 10, 2002, HTA, Matav Investments Limited ("Matav"), Matbit Telecommunication Systems Limited ("Matbit"), and Matav-Cable Systems Media Limited ("Matav-Cable") entered into a Share Purchase Agreement (the "Share Purchase Agreement"), pursuant to which HTA agreed to purchase 5,044,667 Ordinary Shares from Matav at a consideration of US$22,849,819, or US$4.5295 per Ordinary Share, and 8,734,001 Ordinary Shares from Matbit at a consideration of US$39,560,658, or US$ 4.5295 per Ordinary Share (the "Transaction"). The Transaction was completed on April 24, 2002. The source of funds used in the Transaction was the working capital of an indirect wholly-owned subsidiary of HWL.

          Since the date of the Transaction, HTA has purchased an additional 2,331,344 Ordinary Shares through privately negotiated purchases of Ordinary Shares from the following Israeli-based employees of the Issuer: Yacov Kedmi; Roly Klinger; Yaakov Zakai; Chaim Romano; Dan Eldar; Ephraim Rosenhaus; Neomi Goldgevicht; Noam Man-El; Ran Gorodecki; Tirosh Menahem; Erez Benovich; and Amikam Cohen. The aggregate price paid by HTA in these purchases was US$11,359,516.05. The price paid by HTA in each of these purchases was based on the then market value of the Issuer's American Depositary Shares (each representing one Ordinary Share) on or about the date the relevant securities were offered for sale to HTA. The source of funds used in such purchases was the working capital of an indirect wholly-owned subsidiary of HWL.

Item 4. Purpose of Transaction.

          HWL, HTA, Advent, and Colonial currently own the Ordinary Shares reported herein for investment purposes only. Each of HWL, HTA, Advent, and Colonial intends to review from time to time its ownership of such shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Ordinary Shares.

          Other than as disclosed in Items 3, 4 and 6, the persons filing this Schedule have no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) A material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person;

     (g) Causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) Causing securities of the Issuer to be eligible for termination of registration pursuant to the Exchange Act, or any other similar action; or

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) - (b) HWL, through its ownership of HTA, Advent and Colonial, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 78,731,196 Ordinary Shares, or 43.3% of the outstanding Ordinary Shares/1/, and to have shared power over the voting and disposition of such shares.

          HTA is the beneficial owner of 16,110,012 Ordinary Shares, or 8.9% of the outstanding Ordinary Shares, and has shared power over the voting and disposition of such shares.

          Advent is the beneficial owner of 62,621,183 Ordinary Shares, or 34.4% of the outstanding Ordinary Shares, and has shared power over the voting and disposition of such shares.

-----------------
          /1/ The shares reported herein do not include 225,000 American Depositary Shares in which Mr. Canning Fok, a director of HWL, Cheung Kong and Colonial, has a corporate interest, and 25,000 American Depositary Shares in which Mr. George Colin Magnus, a director of HWL and Cheung Kong, has a personal interest.

          Colonial is the beneficial owner of one Ordinary Share, or 0.0% of the outstanding Ordinary Shares, and has shared power over the voting and disposition of such share.

          Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by HWL, HTA, Advent, and Colonial. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

          Except as described herein, none of HWL, HTA, Advent, Colonial or Cheung Kong nor, to the best knowledge of HWL, HTA, Advent, Colonial, and Cheung Kong, any executive officer or director of HWL, HTA, Advent, Colonial or Cheung Kong (i) beneficially owns any Ordinary Shares or American Depositary Shares of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Ordinary Shares or American Depositary Shares of the Issuer.

(c) HTA has effected the following purchases of Ordinary Shares during the 60 days prior to the date hereof.

--------------------------------------------------------------------------------
  Date of Purchase         Number of     Price per
                           Ordinary      Ordinary         Manner of Purchase
                            Shares        Share
                          Purchased       (US$)
--------------------------------------------------------------------------------
August 27, 2003              86,666        5.18      Privately negotiated purchase
--------------------------------------------------------------------------------
September 30, 2003        1,000,000        5.40      Privately negotiated purchase
--------------------------------------------------------------------------------

Except as set forth above, none of HWL, HTA, Advent, Colonial or Cheung Kong nor, to the best knowledge of HWL, HTA, Advent, Colonial, and Cheung Kong, any executive officer or director of HWL, HTA, Advent, Colonial or Cheung Kong has effected any transaction in Ordinary Shares or American Depositary Shares during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On April 10, 2002, HTA entered into the Share Purchase Agreement, pursuant to which it agreed to purchase 5,044,667 and 8,734,001 Ordinary Shares from Matav and Matbit, respectively, at a price of US$4.5295 per Ordinary Share, for an aggregate of 13,778,668 Ordinary Shares and an aggregate consideration of US$62,410,477. The Transaction was completed on April 24, 2002.

          Pursuant to the Share Purchase Agreement, HTA has: (i) pledged 9,871,066 Ordinary Shares, by way of a first ranking fixed pledge, assigned such Ordinary Shares, by way of charge as a first ranking fixed charge, and executed, and procured that the Issuer execute, two share pledge agreements in favor of a trustee relating to certain of the Ordinary Shares acquired by HTA in the Transaction; (ii) executed an agreement to be bound in all respects by the terms of a Relationship Agreement dated as of October 10, 1999 (as amended) (the "Relationship Agreement), among Advent, Matbit, Matav, Elbit.COM Limited ("Elbit"), Eurocom Communications Limited ("Eurocom"), Polar Communications Limited ("Polar") and Tapuz Cellular Systems Limited ("Tapuz") (following the agreement of Eurocom, Polar and Tapuz on January 10, 2002 to be bound in all respects by the terms of the Relationship Agreement); and (iii) procured that Hutchison Telecommunications Ltd. guarantee the performance of the obligations of HTA under the Relationship Agreement.

          In accordance with the requirements of the Share Purchase Agreement and a credit facility (the "Credit Facility") entered into by the Issuer on August 13, 1998 (as amended from time to time) with Bank Leumi Le-Israel B.M. ("Bank Leumi") and other banks named in the Credit Facility, HTA also entered into two share pledge agreements (each a "Share Pledge") on April 24, 2002 with Bank Leumi, as security trustee under the Credit Facility, whereby HTA granted first ranking pledges over 6,257,056 Ordinary Shares, in the case of the first Share Pledge, and 3,614,010 Ordinary Shares, in the case of the second Share Pledge, as part of the security given to the Security Trustee for the performance by the Issuer of its, and any of its subsidiaries', obligations under the Credit Facility.

          Pursuant to the Share Purchase Agreement, Matav and Matbit have caused a person nominated by HTA to become a director of the Issuer in accordance with the terms of the Relationship Agreement. The Relationship Agreement allows Matav to assign to the transferee of all of its Ordinary Shares the right to nominate one representative to serve as director, and the transferee to whom such right is assigned shall be entitled to nominate one representative to serve as a director of the Issuer. In addition, Matav and Matbit have agreed to use their best efforts to transfer or assign to HTA the registration rights under a Registration Rights Agreement dated as of October 26, 1999, among the Issuer, Advent, Matbit, Tapuz Cellular Systems Limited Partnership and Matav (the "Registration Rights Agreement"), in respect of Ordinary Shares purchased from Matbit. The Registration Rights Agreement grants each party to the agreement certain rights to require the Issuer to register the transfer of Ordinary Shares held by them under the Securities Act of 1933, as amended.

          As part of the Transaction, HTA also entered into a Supplemental Agreement (the "Supplemental Agreement") on April 24, 2002 with Matbit, Matav, Advent, Matav-Cable, and Elbit. Pursuant to the Supplemental Agreement, Matav irrevocably assigned to HTA the right to nominate a representative to serve as a director of the Issuer (which right HTA exercised, as described above) and waived its rights pursuant to the Relationship Agreement to appoint directors. Furthermore, Matbit and Matav have agreed not to take action or allow any event ("Bank of Israel Event") to occur which would cause the Issuer to become obliged, under applicable rules of the Bank of Israel which restrict loans to related parties, to repay amounts to, or alter the terms of any existing or subsequent credit facility with, any bank on terms substantially different from those applicable to other banks participating in such facility, or on terms which would not apply were it not for the application of such rules. In the event where such rules shall continue to apply, all parties to the Supplemental Agreement shall cooperate in good faith to reach an agreement to ensure that such repayment or alteration is avoided and each party shall indemnify the other parties in respect of any failure by it to cooperate.

          As a further part of the Transaction, HTA also entered into an Amendment Agreement to the Relationship Agreement (the "Amendment Agreement") on April 24, 2002 with Matbit, Matav, Advent, Matav-Cable, Elbit, Eurocom, Polar and Tapuz. Pursuant to the Amendment Agreement, Matav and Eurocom each agree that any transfer by it of more than 4.99% of the Ordinary Shares together with the right to nominate a director to be appointed to the Issuer's board of directors shall be subject to the condition that such transfer shall not cause the occurrence of a Bank of Israel Event. The Amendment Agreement also amended certain of the detailed provisions in the Relationship Agreement regarding the circumstances when the Issuer's principal shareholders are, or are not, required to vote at general meetings in favor of nominees to the Issuer's board of directors of the "nominating parties", who are Advent, HTA, Elbit, Matav and Eurocom.

          Of the 17 positions on the Issuer's board of directors, Advent has the right to nominate seven directors, pursuant to the Relationship Agreement, and HTA has the right to nominate one director, as described above. Six of the remaining nine directors may be nominated by the Issuer's other principal shareholders, and the remaining three directors are to be independent. Advent also has certain rights pursuant to the Relationship Agreement to nominate the Chairman of the Issuer's board of directors, Chief Financial Officer, and three of the eight members of the Issuer's Executive Committee.

          Since the date of the Transaction, HTA has purchased a total of 2,331,344 Ordinary Shares through privately negotiated purchases from the persons named in Item 3 hereof.

          In addition to the foregoing, some of the directors of the reporting persons beneficially own 13% Senior Subordinated Notes due 2010 (the "Notes") issued by the Issuer in August 2000. These Notes were acquired for personal investment and are beneficially owned by the following directors in the principal amount specified: Mr. Li Ka-shing - US$1,500,000, Mr. Victor Li - US$10,989,000, Mr. Canning Fok - US$4,000,000 and Ms. Edith Shih - US$200,000.
Additionally, Rasven Investments S.A., a wholly-owned subsidiary of Cheung Kong, beneficially owns US$33,700,000 in principal amount of the Notes.

          Item 7. Material to be Filed as Exhibits.

          The documents which have been filed as Exhibits are listed in the
Exhibit Index herein.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  September  30, 2003

                                      FOR AND ON BEHALF OF
                                      HUTCHISON WHAMPOA LIMITED


                                      By: /s/ Frank Sixt
                                          ------------------------------
                                          Name:  Frank Sixt
                                          Title: Director

                                      FOR AND ON BEHALF OF
                                      HUTCHISON TELECOMMUNICATIONS
                                      (AMSTERDAM) BV

                                      By: /s/ Frank Sixt
                                          ------------------------------
                                          Name:  Frank Sixt
                                          Title: Director

                                      FOR AND ON BEHALF OF
                                      ADVENT INVESTMENTS PTE LTD


                                      By: /s/ Frank Sixt
                                          ------------------------------
                                          Name:  Frank Sixt
                                          Title: Director

                                      FOR AND ON BEHALF OF
                                      COLONIAL NOMINEES LIMITED


                                      By: /s/ Frank Sixt
                                          ------------------------------
                                          Name:  Frank Sixt
                                          Title: Director

                                      FOR AND ON BEHALF OF
                                      CHEUNG KONG (HOLDINGS) LIMITED


                                      By: /s/ Frank Sixt
                                          ------------------------------
                                          Name:  Frank Sixt
                                          Title:    Director

                                   SCHEDULE I

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                            As of September 25, 2003

                                                     Present Principal Occupation or
                                                     Employment, Including Name,
Name and                                             Principal Business and Address of
Business Address/1a/                Citizenship      Each Corporation or Organization
--------------------                -----------      ---------------------------------
LI Ka-shing                          Hong Kong       Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                        Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                 Limited
Hong Kong

LI Tzar Kuoi, Victor                 Hong Kong       Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                          Hutchison Whampoa Limited
2 Queen's Road Central                               Chairman, Cheung Kong Infrastructure
Hong Kong                                              Holdings Limited/2/
                                                     Chairman, CK Life Sciences Int'l.,
                                                       (Holdings) Inc. /9/
                                                     Co-Chairman, Husky Energy Inc./7/
                                                     Managing Director and Deputy Chairman,
                                                       Cheung Kong (Holdings) Limited
                                                     Executive Director, Hongkong Electric
                                                       Holdings Limited/3/
                                                     Director, The Hongkong and Shanghai
                                                       Banking Corporation Limited (banking),
                                                       No. 1 Queen's Road Central, Hong Kong

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                            As of September 25, 2003

                                                 Present Principal Occupation or
                                                 Employment, Including Name,
Name and                                         Principal Business and Address of
Business Address/1a/          Citizenship        Each Corporation or Organization
--------------------          -----------        --------------------------------
FOK Kin-ning, Canning          British           Group Managing Director and Executive
                                                   Director, Hutchison Whampoa Limited
                                                 Chairman, Hutchison Telecommunications
                                                   (Australia) Limited/4/
                                                 Chairman, Partner Communications
                                                   Company Ltd./5/
                                                 Chairman, Hutchison Harbour Ring
                                                   Limited/8/
                                                 Chairman, Vanda Systems &
                                                   Communications Holdings Limited/10/
                                                 Co-Chairman, Husky Energy Inc./7/
                                                 Deputy Chairman, Cheung Kong
                                                   Infrastructure Holdings Limited/2/
                                                 Deputy Chairman, Hongkong Electric
                                                   Holdings Limited/3/
                                                 Non-executive Director, Cheung Kong
                                                   (Holdings) Limited
                                                 Director, Colonial Nominees Limited

CHOW WOO Mo Fong, Susan       British           Deputy Group Managing Director and
                                                   Executive Director, Hutchison Whampoa
                                                   Limited
                                                 Executive Director, Cheung Kong
                                                   Infrastructure Holdings Limited/2/
                                                 Executive Director, Hutchison Harbour
                                                   Ring Limited/8/
                                                 Executive Director, Vanda Systems &
                                                   Communications Holdings Limited/10/
                                                 Director, Hongkong Electric Holdings
                                                   Limited/3/
                                                 Director, Partner Communications
                                                   Company Ltd./5/
                                                 Non-executive Director, TOM.COM
                                                   LIMITED/6/
                                                 Director, Advent Investments Pte Ltd
                                                 Director, Colonial Nominees Limited
                                                 Director, Hutchison Telecommunications
                                                   (Amsterdam) B.V.

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                            As of September 25, 2003

                                                     Present Principal Occupation or
                                                     Employment, Including Name,
Name and                                             Principal Business and Address of
Business Address/1a/               Citizenship       Each Corporation or Organization
--------------------               -----------       --------------------------------
Frank John SIXT                    Canadian          Group Finance Director and Executive
                                                       Director, Hutchison Whampoa Limited
                                                     Chairman, TOM.COM LIMITED/6/
                                                     Executive Director, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                     Executive Director, Hongkong Electric
                                                       Holdings Limited/3/
                                                     Director, Hutchison Telecommunications
                                                       (Australia) Limited/4/
                                                     Director, Husky Energy Inc./7/
                                                     Director, Partner Communications
                                                       Company Ltd./5/
                                                     Non-executive Director, Cheung Kong
                                                       (Holdings) Limited
                                                     Director, Advent Investments Pte Ltd
                                                     Director, Colonial Nominees Limited
                                                     Director, Hutchison Telecommunications
                                                       (Amsterdam) B.V.


LAI Kai Ming, Dominic              Canadian          Executive Director, Hutchison Whampoa
                                                       Limited
                                                     Deputy Chairman, Hutchison Harbour
                                                       Ring Limited/8/
                                                     Deputy Chairman, Vanda Systems &
                                                       Communications Holdings Limited/10/


George Colin MAGNUS                British          Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                          Limited
2 Queen's Road Central                              Chairman, Hongkong Electric Holdings
Hong Kong                                              Limited/3/
                                                    Deputy Chairman, Cheung Kong
                                                       (Holdings) Limited
                                                    Deputy Chairman, Cheung Kong
                                                       Infrastructure Holdings Limited/2/

                                   SCHEDULE I

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                            As of September 25, 2003

                                                            Present Principal Occupation or
                                                            Employment, Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                     Citizenship        Each Corporation or Organization
--------------------                     -----------        --------------------------------
KAM Hing Lam                              Hong Kong         Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                 Limited
2 Queen's Road Central                                      Group Managing Director, Cheung
Hong Kong                                                     Kong Infrastructure Holdings Limited/2/
                                                            President and Chief Executive Officer,
                                                              CK Life Sciences Int'l., (Holdings) Inc./9/
                                                            Deputy Managing Director, Cheung
                                                              Kong (Holdings) Limited
                                                            Executive Director, Hongkong Electric
                                                              Holdings Limited/3/

Michael David KADOORIE                    British           Independent Non-Executive Director,
24th Floor, St. George's                                      Hutchison Whampoa Limited
Building, 2 Ice House Street                                Chairman, CLP Holdings Limited
Central, Hong Kong                                            (investment holding), 147 Argyle Street,
                                                              Kowloon, Hong Kong
                                                            Chairman, The Hongkong and Shanghai
                                                              Hotels Limited (hotel catering and real
                                                              estate), 8/th/ Floor, St. George's Building, 2
                                                              Ice House Street, Central, Hong Kong
                                                            Chairman, Heliservices (Hong Kong)
                                                              Limited (provision of helicopter services),
                                                              2107 St. George's Building, 2 Ice House
                                                              Street, Central, Hong Kong

LI Fook-wo                                British           Independent Non-Executive Director,
1416 Prince's Building                                        Hutchison Whampoa Limited
10 Chater Road                                              Director, The Bank of East Asia,
Hong Kong                                                     Limited (banking), No. 10 Des Voeux
                                                              Road Central, Hong Kong


                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                            As of September 25, 2003

                                              Present Principal Occupation or
                                              Employment, Including Name,
Name and                                      Principal Business and Address of
Business Address/1a/          Citizenship     Each Corporation or Organization
--------------------          -----------     --------------------------------
Simon MURRAY                  British         Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                      Whampoa Limited
The Landmark                                  Chairman, General Enterprise Management
15 Queen's Road Central                         Services Limited (investment fund),
Hong Kong                                       Room 2108 Gloucester Tower, The
                                                Landmark, 15 Queen's Road Central,
                                                Hong Kong
                                              Independent Non-executive Director,
                                                Cheung Kong (Holdings) Limited

OR Ching Fai, Raymond         British         Independent Non-Executive Director,
1 Queen's Road Central                          Hutchison Whampoa Limited
Hong Kong                                     General Manager, The Hongkong and
                                                Shanghai Banking Corporation Limited
                                                (banking), 1 Queen's Road Central, Hong
                                                Kong

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                            As of September 25, 2003

                                              Present Principal Occupation or
                                              Employment, Including Name,
Name and                                      Principal Business and Address of
Business Address/1a/          Citizenship     Each Corporation or Organization
--------------------          -----------     --------------------------------
William SHURNIAK              Canadian        Independent Non-Executive Director,
                                                Hutchison Whampoa Limited
                                              Chairman, ETSA Utilities (operation of
                                                electricity distribution network in
                                                Australia), 1 Anzac Highway, Keswick,
                                                South Australia 5035, Australia
                                              Chairman, Powercor Australia Ltd.
                                                (operation of electricity distribution
                                                network in Australia), Level 9, 40 Market
                                                Street, Melbourne, Victoria 3000,
                                                Australia
                                              Chairman, CitiPower Pty Ltd. (operation of
                                                electricity distribution network in
                                                Australia) Level 9, 40 Market
                                                Street, Melbourne, Victoria 3000,
                                                Australia
                                              Deputy Chairman, Husky Energy Inc./7/

Peter Alan Lee VINE           British         Non-Executive Director, Hutchison
Suite 1005 World Wide House                     Whampoa Limited
19 Des Voeux Road Central                     Director, Liu Chong Hing Investments
Hong Kong                                       Limited (investments), 24 Des Voeux
                                                Road Central, Hong Kong
                                              Director, Liu Chong Hing Bank Limited
                                                (banking), 24 Des Voeux Road Central,
                                                Hong Kong
                                              Solicitor

WONG Chung Hin                British         Non-Executive Director, Hutchison
1225 Prince's Building                          Whampoa Limited
10 Chater Road                                Director, The Bank of East Asia, Limited
Hong Kong                                       (banking), No. 10 Des Voeux Road
                                                Central, Hong Kong
                                              Director, Hongkong Electric Holdings
                                                Limited/3/

                                   SCHEDULE II

                       Executive Officers and Directors of
                  Hutchison Telecommunications (Amsterdam) B.V.
                            As of September 25, 2003

                                              Present Principal Occupation or
                                              Employment, Including Name,
Name and                                      Principal Business and Address of
Business Address/1a/          Citizenship     Each Corporation or Organization
--------------------          -----------     --------------------------------
CHOW WOO Mo Fong, Susan       British         Director, Hutchison Telecommunications
                                                (Amsterdam) B.V.
                                              Deputy Group Managing Director and
                                                Executive Director, Hutchison Whampoa
                                                Limited
                                              Executive Director, Cheung Kong
                                                Infrastructure Holdings Limited/2/
                                              Executive Director, Hutchison Harbour
                                                Ring Limited/8/
                                              Executive Director, Vanda Systems &
                                                Communications Holdings Limited/10/
                                              Director, Hongkong Electric Holdings
                                                Limited/3/
                                              Director, Partner Communications
                                                Company Ltd./5/
                                              Non-executive Director, TOM.COM
                                                LIMITED/6/
                                              Director, Advent Investments Pte Ltd
                                              Director, Colonial Nominees Limited

Frank John SIXT               Canadian        Director, Hutchison Telecommunications
                                                (Amsterdam) B.V.
                                              Group Finance Director and Executive
                                                Director, Hutchison Whampoa Limited
                                              Chairman, TOM.COM LIMITED/6/
                                              Executive Director, Cheung Kong
                                                Infrastructure Holdings Limited/2/
                                              Executive Director, Hongkong Electric
                                                Holdings Limited/3/
                                              Director, Hutchison Telecommunications
                                                (Australia) Limited/4/
                                              Director, Husky Energy Inc./7/
                                              Director, Partner Communications
                                                Company Ltd./5/
                                              Non-executive Director, Cheung Kong
                                                (Holdings) Limited
                                              Director, Advent Investments Pte Ltd
                                              Director, Colonial Nominees Limited

                       Executive Officers and Directors of
                  Hutchison Telecommunications (Amsterdam) B.V.
                            As of September 25, 2003

                                              Present Principal Occupation or
                                              Employment, Including Name,
Name and                                      Principal Business and Address of
Business Address/1a/          Citizenship     Each Corporation or Organization
--------------------          -----------     --------------------------------
Edith SHIH                    Chinese         Director, Hutchison Telecommunications
                                                (Amsterdam) B.V.
                                              Head Group General Counsel & Company
                                                Secretary, Hutchison Whampoa Limited
                                              Executive Director & Company Secretary,
                                                Hutchison Harbour Ring Limited/8/
                                              Executive Director, Hutchison International
                                                Limited
                                              Director, Colonial Nominees Limited

LUI Pok-Man, Dennis           Canadian        Director, Hutchison Telecommunications
18/F., Two Harbourfront                         (Amsterdam) B.V.
22 Tak Fung Street                            Joint Group Managing Director,
Hunghom, Kowloon                                Hutchison Telecommunications
Hong Kong                                       International Limited
                                              Director, Hutchison Telecommunications
                                                (Australia) Limited/4/

KHOO Chek Ngee                Singaporean     Director, Hutchison Telecommunications
18/F., Two Harbourfront                         (Amsterdam) B.V.
22 Tak Fung Street                            Joint Group Managing Director,
Hunghom, Kowloon                                Hutchison Telecommunications
Hong Kong                                       International Limited
                                              Director, Partner Communications
                                                Company Ltd./5/
                                              Director, Advent Investments Pte Ltd

CHAN Ting Yu                  New Zealander   Director, Hutchison Telecommunications
18/F., Two Harbourfront                         (Amsterdam) B.V.
22 Tak Fung Street                            Deputy Group Managing Director,
Hunghom, Kowloon                                Hutchison Telecommunications
Hong Kong                                       International Limited
                                              Director, Hutchison Telecommunications
                                                (Australia) Limited/4/
                                              Director, Partner Communications
                                                Company Ltd./5/
                                              Director, Advent Investments Pte Ltd

                       Executive Officers and Directors of
                  Hutchison Telecommunications (Amsterdam) B.V.
                            As of September 25, 2003

                                               Present Principal Occupation or
                                               Employment, Including Name,
Name and                                       Principal Business and Address of
Business Address/1a/          Citizenship      Each Corporation or Organization
--------------------          -----------      --------------------------------
Intra Beheer B.V.             Netherlands      Director, Hutchison Telecommunications
Teleportboulevard 140                           (Amsterdam) B.V.
1043 EJ Amsterdam
The Netherlands

                                  SCHEDULE III

                       Executive Officers and Directors of
                           Advent Investments Pte Ltd
                            As of September 25, 2003

                                               Present Principal Occupation or
                                               Employment, Including Name,
Name and                                       Principal Business and Address of
Business Address/1a/        Citizenship        Each Corporation or Organization
--------------------        -----------        --------------------------------
CHOW WOO Mo Fong, Susan     British            Director, Advent Investments Pte Ltd
                                               Deputy Group Managing Director and
                                                Executive Director, Hutchison Whampoa
                                                Limited
                                               Executive Director, Cheung Kong
                                                Infrastructure Holdings Limited/2/
                                               Executive Director, Hutchison Harbour
                                                Ring Limited/8/
                                               Executive Director, Vanda Systems &
                                                Communications Holdings Limited/10/
                                               Director, Hongkong Electric Holdings
                                                Limited/3/
                                               Director, Partner Communications
                                                Company Ltd./5/
                                               Non-executive Director, TOM.COM
                                                LIMITED/6/
                                               Director, Colonial Nominees
                                                Limited
                                               Director, Hutchison Telecommunications
                                                (Amsterdam) B.V.

                       Executive Officers and Directors of
                           Advent Investments Pte Ltd
                            As of September 25, 2003

                                               Present Principal Occupation or
                                               Employment, Including Name,
Name and                                       Principal Business and Address of
Business Address/1a/        Citizenship        Each Corporation or Organization
--------------------        -----------        --------------------------------
Frank John SIXT             Canadian           Director, Advent Investments Pte Ltd
                                               Group Finance Director and Executive
                                                Director, Hutchison Whampoa Limited
                                               Chairman, TOM.COM LIMITED/6/
                                               Executive Director, Cheung Kong
                                                Infrastructure Holdings Limited/2/
                                               Executive Director, Hongkong Electric
                                                Holdings Limited/3/
                                               Director, Hutchison Telecommunications
                                                (Australia) Limited/4/
                                               Director, Husky Energy Inc./7/
                                               Director, Partner Communications
                                                Company Ltd./5/
                                               Non-executive Director, Cheung Kong
                                                (Holdings) Limited
                                               Director, Colonial Nominees Limited
                                               Director, Hutchison Telecommunications
                                                (Amsterdam) B.V.

                       Executive Officers and Directors of
                           Advent Investments Pte Ltd
                            As of September 25, 2003

                                               Present Principal Occupation or
                                               Employment, Including Name,
Name and                                       Principal Business and Address of
Business Address/1a/        Citizenship        Each Corporation or Organization
--------------------        -----------        --------------------------------
KHOO Chek Ngee              Singaporean        Director, Advent Investments Pte Ltd
18/F., Two Harbourfront                        Joint Group Managing Director,
22 Tak Fung Street                              Hutchison Telecommunications
Hunghom, Kowloon                                International Limited
Hong Kong                                      Director, Partner Communications
                                                Company Ltd./5/
                                               Director, Hutchison Telecommunications
                                                (Amsterdam) B.V.

CHAN Ting Yu                New Zealander      Director, Advent Investments Pte Ltd
18/F., Two Harbourfront                        Deputy Group Managing Director,
22 Tak Fung Street                              Hutchison Telecommunications
Hunghom, Kowloon                                International Limited
Hong Kong                                      Director, Hutchison Telecommunications
                                                (Australia) Limited/4/
                                               Director, Partner Communications
                                                Company Ltd./5/
                                               Director, Hutchison Telecommunications
                                                (Amsterdam) B.V.

SNG Cheng Khoong, Robin     Singaporean        Director, Advent Investments Pte Ltd
5000D #12-14 Marine Parade                     Managing Director, Copthorne
Road, Singapore 449287                          International Investment Ltd (fund
                                                management), 150 Beach Road #17-06
                                                Singapore 259720

                                   SCHEDULE IV

                       Executive Officers and Directors of
                            Colonial Nominees Limited
                            As of September 25, 2003

                                                Present Principal Occupation or
                                                Employment, Including Name,
Name and                                        Principal Business and Address of
Business Address/1a/         Citizenship        Each Corporation or Organization
--------------------         -----------        ---------------------------------
FOK Kin-ning, Canning        British            Director, Colonial Nominees Limited
                                                Group Managing Director and Executive
                                                 Director, Hutchison Whampoa Limited
                                                Chairman, Hutchison Telecommunications
                                                 (Australia) Limited/4/
                                                Chairman, Partner Communications
                                                 Company Ltd./5/
                                                Chairman, Hutchison Harbour Ring
                                                 Limited/8/
                                                Chairman, Vanda Systems &
                                                 Communications Holdings Limited/10/
                                                Co-Chairman, Husky Energy Inc./7/
                                                Deputy Chairman, Cheung Kong
                                                 Infrastructure Holdings Limited/2/
                                                Deputy Chairman, Hongkong Electric
                                                 Holdings Limited/3/
                                                Non-executive Director, Cheung Kong
                                                 (Holdings) Limited

                       Executive Officers and Directors of
                            Colonial Nominees Limited
                            As of September 25, 2003

                                                Present Principal Occupation or
                                                Employment, Including Name,
Name and                                        Principal Business and Address of
Business Address/1a/           Citizenship      Each Corporation or Organization
-------------------            -----------      ---------------------------------
CHOW WOO Mo Fong, Susan        British          Director, Colonial Nominees Limited
                                                Deputy Group Managing Director and
                                                 Executive Director, Hutchison Whampoa
                                                 Limited
                                                Executive Director, Cheung Kong
                                                 Infrastructure Holdings Limited/2/
                                                Executive Director, Hutchison Harbour
                                                 Ring Limited/8/
                                                Executive Director, Vanda Systems &
                                                 Communications Holdings Limited/10/
                                                Director, Hongkong Electric Holdings
                                                 Limited/3/
                                                Director, Partner Communications
                                                 Company Ltd./5/
                                                Non-executive Director, TOM.COM
                                                 LIMITED/6/
                                                Director, Advent Investments Pte Ltd
                                                Director, Hutchison Telecommunications
                                                 (Amsterdam) B.V.

                       Executive Officers and Directors of
                            Colonial Nominees Limited
                            As of September 25, 2003

                                              Present Principal Occupation or
                                              Employment, Including Name,
Name and                                      Principal Business and Address of
Business Address/1a/      Citizenship         Each Corporation or Organization
--------------------      -----------         --------------------------------
Frank John SIXT           Canadian            Director, Colonial Nominees Limited
                                              Group Finance Director and Executive
                                               Director, Hutchison Whampoa Limited
                                              Chairman, TOM.COM LIMITED/6/
                                              Executive Director, Cheung Kong
                                               Infrastructure Holdings Limited/2/
                                              Executive Director, Hongkong Electric
                                               Holdings Limited/3/
                                              Director, Hutchison Telecommunications
                                               (Australia) Limited/4/
                                              Director, Husky Energy Inc./7/
                                              Director, Partner Communications
                                               Company Ltd./5/
                                              Non-executive Director, Cheung Kong
                                               (Holdings) Limited
                                              Director, Advent Investments Pte Ltd
                                              Director, Hutchison Telecommunications
                                               (Amsterdam) B.V.

Edith SHIH                Chinese             Director, Colonial Nominees Limited
                                              Head Group General Counsel & Company
                                               Secretary, Hutchison Whampoa Limited
                                              Executive Director & Company Secretary,
                                               Hutchison Harbour Ring Limited/8/
                                              Executive Director, Hutchison International
                                               Limited
                                              Director, Hutchison Telecommunications
                                               (Amsterdam) B.V.

                                   SCHEDULE V

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                            As of September 25, 2003

                                              Present Principal Occupation or
                                              Employment, Including Name,
Name and                                      Principal Business and Address of
Business Address/1b/      Citizenship         Each Corporation or Organization
--------------------      -----------         --------------------------------
LI Ka-shing               Hong Kong           Chairman, Cheung Kong (Holdings)
                                               Limited
                                              Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor      Hong Kong           Managing Director and Deputy Chairman,
                                               Cheung Kong (Holdings) Limited
                                              Chairman, Cheung Kong Infrastructure
                                               Holdings Limited/2/
                                              Chairman, CK Life Sciences Int'l.,
                                               (Holdings) Inc./9/
                                              Deputy Chairman and Executive Director,
                                               Hutchison Whampoa Limited
                                              Co-Chairman, Husky Energy Inc./7/
                                              Executive Director, Hongkong Electric
                                               Holdings Limited/3/
                                              Director, The Hongkong and Shanghai
                                               Banking Corporation Limited (banking),
                                               No. 1 Queen's Road Central, Hong Kong

George Colin MAGNUS       British             Deputy Chairman, Cheung Kong
                                               (Holdings) Limited
                                              Chairman, Hongkong Electric Holdings
                                               Limited/3/
                                              Deputy Chairman, Cheung Kong
                                               Infrastructure Holdings Limited/2/
                                              Executive Director, Hutchison Whampoa
                                               Limited

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                            As of September 25, 2003

                                               Present Principal Occupation or
                                               Employment, Including Name,
Name and                                       Principal Business and Address of
Business Address /1b/       Citizenship        Each Corporation or Organization
----------------            -----------        --------------------------------
KAM Hing Lam                Hong Kong          Deputy Managing Director, Cheung
                                                Kong (Holdings) Limited
                                               Group Managing Director, Cheung
                                                Kong Infrastructure Holdings Limited/2/
                                               President and Chief Executive Officer,
                                                CK Life Sciences Int'l., (Holdings) Inc. /9/
                                               Executive Director, Hutchison
                                                Whampoa Limited
                                               Executive Director, Hongkong Electric
                                                Holdings Limited/3/

CHUNG Sun Keung, Davy       Hong Kong          Executive Director, Cheung Kong
                                                (Holdings) Limited


IP Tak Chuen, Edmond        Hong Kong          Executive Director, Cheung Kong
                                                (Holdings) Limited
                                               Deputy Chairman, Cheung Kong
                                                Infrastructure Holdings Limited/2/
                                               Senior Vice President and Chief
                                                Investment Officer, CK Life Sciences
                                                Int'l., (Holdings) Inc. /9/
                                               Non-executive Director, TOM.COM
                                                LIMITED/6/

PAU Yee Wan, Ezra           Hong Kong          Executive Director, Cheung Kong
                                                (Holdings) Limited


WOO Chia Ching, Grace       U.S.A.             Executive Director, Cheung Kong
                                                (Holdings) Limited

CHIU Kwok Hung, Justin      Canadian           Executive Director, Cheung Kong
                                                (Holdings) Limited

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                            As of September 25, 2003

                                                    Present Principal Occupation or
                                                    Employment, Including Name,
Name and                                            Principal Business and Address of
Business Address/1b/              Citizenship       Each Corporation or Organization
----------------                  -----------       --------------------------------
LEUNG Siu Hon                     British           Independent Non-executive Director,
502 Aon China Building                               Cheung Kong (Holdings) Limited
29 Queen's Road Central                             Consultant, Messrs. S.H. Leung & Co.
Hong Kong                                            (solicitors' firm), 502 Aon China
                                                     Building, 29 Queen's Road Central, Hong
                                                     Kong

FOK Kin-ning, Canning             British           Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                        (Holdings) Limited
10 Harcourt Road                                    Chairman, Hutchison Telecommunications
Hong Kong                                            (Australia) Limited/4/
                                                    Chairman, Partner Communications
                                                     Company Ltd./5/
                                                    Chairman, Hutchison Harbour Ring
                                                     Limited/8/
                                                    Chairman, Vanda Systems &
                                                     Communications Holdings Limited/10/
                                                    Co-Chairman, Husky Energy Inc./7/
                                                    Deputy Chairman, Cheung Kong
                                                     Infrastructure Holdings Limited/2/
                                                    Deputy Chairman, Hongkong Electric
                                                     Holdings Limited/3/
                                                    Group Managing Director and Executive
                                                     Director, Hutchison Whampoa Limited
                                                    Director, Colonial Nominees Limited

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                            As of September 25, 2003

                                                     Present Principal Occupation or
                                                     Employment, Including Name,
Name and                                             Principal Business and Address of
Business Address/1b/               Citizenship       Each Corporation or Organization
-------------------                -----------       --------------------------------
Frank John SIXT                    Canadian          Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                           (Holdings) Limited
10 Harcourt Road                                     Chairman, TOM.COM LIMITED/6/
Hong Kong                                            Group Finance Director and Executive
                                                      Director, Hutchison Whampoa Limited
                                                     Executive Director, Cheung Kong
                                                      Infrastructure Holdings Limited/2/
                                                     Executive Director, Hongkong Electric
                                                      Holdings Limited/3/
                                                     Director, Hutchison Telecommunications
                                                      (Australia) Limited/4/
                                                     Director, Husky Energy Inc./7/
                                                     Director,Partner Communications
                                                      Company Ltd./5/
                                                     Director, Advent Investments Pte Ltd
                                                     Director, Colonial Nominees Limited
                                                     Director, Hutchison Telecommunications
                                                      (Amsterdam) B.V.

CHOW Kun Chee, Roland              British           Independent Non-executive Director,
602 Aon China Building                                Cheung Kong (Holdings) Limited
29 Queen's Road Central                              Consultant, Herbert Tsoi and Partners
Hong Kong                                             (solicitors' firm), 602 Aon China
                                                      Building, 29 Queen's Road Central,
                                                      Hong Kong

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                            As of September 25, 2003

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address/1b/                 Citizenship       Each Corporation or Organization
----------------                     -----------       --------------------------------
WONG Yick-ming, Rosanna              Hong Kong         Independent Non-executive Director,
Room 906, Duke of Windsor                               Cheung Kong (Holdings) Limited
Social Service Building                                Member of the National Committee of the
15 Hennessy Road                                        Chinese People's Political Consultative
Wanchai, Hong Kong                                      Conference
                                                       Executive Director, Hong Kong Federation
                                                        of Youth Groups (charitable
                                                        organisation), Room 906, Duke of
                                                        Windsor Social Service Building, 15
                                                        Hennessy Road, Wanchai, Hong Kong
                                                       Director, The Hongkong and Shanghai
                                                        Banking Corporation Limited (banking),
                                                        No. 1 Queen's Road Central, Hong Kong
                                                       Chairman, Education Commission of the
                                                        Hong Kong Special Administrative
                                                        Region

HUNG Siu-lin, Katherine              Hong Kong         Non-executive Director, Cheung Kong
                                                        (Holdings) Limited

YEH Yuan Chang, Anthony              Hong Kong         Independent Non-executive Director,
26th Floor, Tower A                                     Cheung Kong (Holdings) Limited
Regent Centre                                          Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                       Carpets International Limited (carpet
Kwai Chung                                              Manufacturing), 26th Floor, Tower A,
Hong Kong                                               Regent Centre, 63 Wo Yi Hop Road,
                                                        Kwai Chung, Hong Kong

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                            As of September 25, 2003

                                              Present Principal Occupation or
                                              Employment, Including Name,
Name and                                      Principal Business and Address of
Business Address/1b/           Citizenship    Each Corporation or Organization
----------------               -----------    --------------------------------
CHOW Nin Mow, Albert           British        Non-executive Director, Cheung
2602 Henley Building                            Kong (Holdings) Limited
5 Queen's Road Central                        Chairman & Managing Director,
Hong Kong                                       Wah Yip (Holdings) Limited
                                                (property development and investment),
                                                2602 Henley Building, 5 Queen's Road
                                                Central, Hong Kong

Simon MURRAY                   British        Independent Non-executive Director,
Room 2108 Gloucester Tower                      Cheung Kong (Holdings) Limited
The Landmark                                  Chairman, General Enterprise Management
15 Queen's Road Central                         Services Limited (investment fund),
Hong Kong                                       Room 2108 Gloucester Tower, The
                                                Landmark, 15 Queen's Road Central,
                                                Hong Kong
                                              Non-Executive Director, Hutchison
                                                Whampoa Limited

KWOK Tun-li, Stanley           Canadian       Independent Non-executive Director,
Ste 970-355 Burrard Street                      Cheung Kong (Holdings) Limited
Vancouver, British Columbia                   Director, Amara International Investment
V6C 2G8, Canada                                 Corporation (investment holdings),
                                                Ste 970-355 Burrard Street, Vancouver,
                                                British Columbia, V6C 2G8, Canada

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and Australia.

3. The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Hutchison Telecommunications (Australia) Limited is Building A, 207 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

5. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

6. The principal business address of TOM.COM LIMITED is 48/F., The Center, 99 Queen's Road Central, Hong Kong. The principal business of TOM.COM LIMITED is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.

7. The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

8. The principal business address of Hutchison Harbour Ring Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Harbour Ring Limited is the manufacturing and trading of toys, property investments and the Internet B2B businesses.

9. The principal business address of CK Life Sciences Int'l., (Holdings) Inc. is 2 Dai Fu Street, Tai Po Industrial Estate, Hong Kong. The principal business of CK Life

       Sciences Int'l., (Holdings) Inc. is research and development, commercialization, marketing and sale of biotechnology products.

10. The principal business address of Vanda Systems & Communications Holdings Limited is Lincoln House 408, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong. The principal business of Vanda Systems & Communications Holdings Limited is IT solutions provider primarily engaged in the business of systems infrastructure and application solutions services.

                                  EXHIBIT INDEX

Exhibit No.       Description

1.                Agreement with respect to filing of Schedule 13D.*

2. Relationship Agreement, dated as of October 10, 1999, by and among Advent Investments Pte Ltd, Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited and Tapuz Cellular Systems Limited Partnership.*

3.                Registration Rights Agreement, dated as of October
                  26, 1999, by and among Partner Communications Company
                  Ltd., Advent Investments Pte Ltd, Matbit
                  Telecommunication Systems Limited, Tapuz Cellular
                  Systems Limited Partnership and Matav Investments Limited.*

4. Share Purchase Agreement, dated as of April 10, 2001, by and among Matav Investments Limited, Matbit
                  Telecommunication Systems Limited, Hutchison
                  Telecommunications (Amsterdam) BV, Matav-Cable
                  Systems Media Limited.*

5. Supplemental Agreement, dated as of April 24, 2001, by and among Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV and Matav-Cable Systems Media Limited.*

6. Amendment Agreement to the Relationship Agreement entered into on April 24, 2002 between Matbit Telecommunications Systems Limited, Matav Investments Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV, Matav-Cable Systems Media Limited, Elbit.COM Limited, Eurocom Communications Limited, Polar Communications Limited and Tapuz Cellular Systems Limited. *

7. Share Pledge entered into on April 24, 2002 between Hutchison Telecommunications (Amsterdam) BV and Bank Leumi Le-Israel B.M. in respect of the pledge of 6,257,056 shares in the Issuer.*

8.       Share Pledge entered into on April 24, 2002 between
         Hutchison Telecommunications (Amsterdam) BV and Bank
         Leumi Le-Israel B.M. in respect of the pledge of 3,614,010 shares in the Issuer.*

_____________

* Previously filed with the Statement on Schedule 13D filed jointly by HWL, HTA, Advent, Colonial and Cheung Kong with the Securities and Exchange Commission on May 3, 2002, and incorporated by reference herein.